March 20, 2020

Gregory S. Bentley
Chairman, Chief Executive Officer and President
Bentley Systems, Incorporated
685 Stockton Drive
Exton, PA 19341

       Re: Bentley Systems, Incorporated
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 9, 2020
           CIK No. 0001031308

Dear Mr. Bentley:

        We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated February 13, 2020.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 1. Please revise to disclose the actual number of accounts in both fiscal 2018 and 2019 rather than refer to over 34,000 accounts. Also, clarify whether a group of affiliated entities is always counted as a single account.
2. We note the revisions made in response to prior comment 13. First, please revise to clarify whether there is any overlap between these lists such that one of your accounts is both a top design firm and a top infrastructure owner. Second, please disclose additional information on the industry reports you reference, including a brief summary of the methodologies used to generate these rankings and the complete titles of each report. In
 Gregory S. Bentley
Bentley Systems, Incorporated
March 20, 2020
Page 2
         this regard, we note that it appears the 2019 Engineering News Record report covers the
         Top 500 Design Firms and that your disclosure only references the top 250 of these firms.
         Third, with respect to the Bentley Infrastructure 500 Top Owners report, please clarify whether you authored or commissioned this report.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 66

3. We note from your revised disclosures in response to prior comment 7 that you believe it is reasonable to annualize the last three months of revenue for your recurring software subscriptions with consumption measurement period durations of less than one year given your consistently high retention rate and stability of usage under such subscriptions.
         While we acknowledge your retention rate disclosures for all recurring revenue products, please provide us with this information for only your software subscriptions with consumption measurement periods of less than one year for each period presented.
Results of Operations
Comparison of the Years Ended December 31, 2018 and 2019, page 88

4. We note your revised disclosures in response to prior comment 9 and we have the following additional comments:
           Revise the tables preceding your revenues and cost of revenues analysis on pages 88,
              90 and 91 to also reflect the change in GAAP revenues and cost of revenues on an
              ASC 605 compared to ASC 606 basis and ensure such analysis precedes any comparison on an ASC 605 to ASC 605 basis.
           Revise to quantify the impact of adoption of ASC 606 in your analysis of changes in total revenues. Also, you appear to attribute such changes solely to the adoption of
              ASC 606; while, your discussion of the change in revenue on an ASC 605 basis addresses specific drivers such as organic growth, acquisitions and foreign currency effects. Please tell us why you have not provided a similar analysis on an ASC 605 to ASC 606 basis.
           Revise to include a quantified analysis of changes in revenues by geographic region and changes in total cost of revenue on an ASC 605 to ASC 606 basis.
Certain Relationships and Related Party Transactions
Rights in a Public Offering, page 153

5. You disclose that you are required to sell, and Siemens is required to purchase, together with prior purchases, an aggregate of $250 million worth of your Class B common stock upon the consummation of this offering. Please disclose the remaining dollar amount that
FirstName LastNameGregory S. Bentley
       Siemens must purchase and clarify when this purchase will be made. Additionally, clarify
Comapany NameBentley Systems, Incorporated assumes or accounts for the issuance of these whether your other prospectus disclosure
March shares, such as 2
       20, 2020 Page your dilution and beneficial ownership sections.
FirstName LastName
 Gregory S. Bentley
FirstName LastNameGregory S. Bentley
Bentley Systems, Incorporated
Comapany2020
March 20, NameBentley Systems, Incorporated
Page 3
March 20, 2020 Page 3
FirstName LastName
Stockholders Agreement, page 155

6. Your response to prior comment 16 indicates that you do not believe you are required to file a form of the amended and restated stockholders agreement as an exhibit as you do not expect to be a party to this agreement that will go into effect upon the completion of your offering. Please disclose the parties to the amended and restated stockholders agreement. Given that the amended agreement will continue to govern voting, transfer of shares and certain purchase rights of shareholders, please tell us why you do not believe it is required to be filed under Item 601(b)(4) of Regulation S-K.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Richard Fenyes, Esq.